UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 27, 2023

(Date of earliest event reported)

Emerging Fuels Technology, Inc.

(Exact name of issuer as specified in its charter)

Oklahoma	27-3842479
(State or other incorporation)	(I.R.S. Employer Identification No.)

6024 S. 116th East Avenue,

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

(918) 286-6802

(Issuer’s telephone number, including area code)

Non-Voting Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.      Other Events

On November 27, 2023, at the annual meeting of shareholders of Emerging Fuels Technology, Inc. (the “Company”), the Company’s shareholders approved the Emerging Fuels Technology, Inc. 2023 Equity Award Plan (the “Plan”), effective as of November 27, 2023. The Plan will remain in effect for a period of 10 years.  The Company has authority under the Plan to issue up to 10 million shares of Common Stock and/or Non-Voting Common Stock. A copy of the Plan is filed as Exhibit 6.5 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerging Fuels Technology, Inc.

By:	/s/ Kenneth L. Agee
Name:	Kenneth L. Agee
Title:	President

Date:	November 29, 2023

Exhibit Index

Exhibit No.	Description

6.5	The Emerging Fuels Technology, Inc. 2023 Equity Award Plan